UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 31, 2007

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐         Form 40-F   ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES   ☐            NO   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED
(Registrant)

Date	August 20, 2007	By:	/s/	J.C. STEFAN SPICER

(Signature)*
*Print the name and title under the signature of the signing officer			J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX

CENTRAL FUND OF CANADA LIMITED

Exhibits to Form 6-K for 3rd Quarter Report filing on August 23, 2007

Exhibit 99.1:	3rd Quarter Report as of July 31, 2007

Exhibit 99.2:	3rd Quarter Report Management’s Discussion & Analysis

Exhibit 99.3:	Certification of CEO

Exhibit 99.4:	Certification of CFO